SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number: 0-7349

                           NOTIFICATION OF LATE FILING
(Check One): [_]Form 10-K [_]Form 11-K [_]Form 20-F [X]Form 10-QSB [_]Form N-SAR
                           For Period Ended: 03/31/01

         [_] Transition Report on Form 10-K  [_] Transition Report on Form 10-Q
         [_] Transition Report on Form 20-F  [_] Transition Report on Form N-SAR
         [_] Transition Report on Form 11-K
                  For the Transition Period Ended:  _________________________

    Read attached instruction sheet before preparing form. Please print or type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  eNote.com Inc.
                          ------------------------------------------------------
Former Name if Applicable: Webcor Electronics, Inc.
                           -----------------------------------------------------
Address of Principal Executive Office (Street and Number): 188 Allen Brook Lane,
                                                           P.O. Box 1138
                                                           ---------------------
City, State and Zip Code: Williston, VT  05495-1138
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]    |       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N_SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       |       (c) The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As previously reported the Company has reduced its personnel and been unable to engage an accounting firm to review its financial statements, which has prevented the Company from filing its Form 10-QSB within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

   Michael T. Grennan                   802                      288-9000
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      (Name)                         (Area Code)              (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [  ] Yes      [X] No

        The Company has not filed its Annual Report on Form 10-KSB for the year ended December 31, 2000.

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X] Yes      [  ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        During the first half of 2000, the Company expanded its operations and accelerated development of the TVemail(TM) service. As previously reported, the Company reduced its operations and slowed development of the TVemail(TM) service in the last half of 2000. During the first quarter of 2001 the Company continued to reduce operations and decrease its operating expenses. As a result of decreased operating expenses, the Company expects its net loss from operations for the first quarter of 2001 to decrease from $1,354,731 for the first quarter of 2000 to approximately $530,000 for the first quarter of 2001.


                                 eNote.com Inc.
                                 --------------
                  (Name of Registrant as Specified in Charter)
                 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date: May 22, 2001                  By:  /s/ Michael T. Grennan
        ------------                      --------------------------------------
                                          Name: Michael T. Grennan
                                          Title:Chief Financial Officer

        INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


(Form 12b-25-07/98)